Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Prospector Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 26, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	PROSPECTOR FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-143669
Investment Company Act Registration No: 811-22077
Prospector Capital Appreciation Fund (S000018596)
Prospector Opportunity Fund (S000018597)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of March 29, 2010, to the Company’s Post-Effective Amendment (“PEA”) No. 3 to its registration statement.  PEA No. 3 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 12, 2010, for the purpose of conforming the Company’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  Please note, however, that the Company does not intend to utilize a Summary Prospectus at this time.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Company.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectus

1.
Staff Comment:  Please delete the first sentence of footnote 1 to the Annual Fund Operating Expenses table in each Fund’s Summary Section — Fees and Expenses of the Fund, as this is not expressly allowed per Form N-1A.

Response:  The Company responds by making the requested deletions.

2.
Staff Comment:  In each Fund’s Summary Section — Example paragraph, please delete the phrase “that dividends and distributions are reinvested”, as this is not referred to in the disclosure supplied in Form N-1A.

Response:  The Company responds by making the requested deletions.

3.
Staff Comment:  The principal risks for a Fund should conform to the principal investment strategies for that same Fund. Each Fund’s Summary Section – Principal Investment Risks references “Restricted Securities”, but there does not appear to be any reference to the use of, or investment in, restricted securities in each Fund’s Principal Investment Strategies section.  Please confirm whether investments in restricted securities are a principal investment strategy for each Fund.  If so, please add appropriate disclosure to each Fund’s Principal Investment Strategies section.  If not, please remove “Restricted Securities” as a principal Fund risk.

Response:  The Company responds by clarifying that investments in restricted securities is a principal investment strategy to the Capital Appreciation Fund and has added disclosure to the Principal Investment Strategies section consistent with the risk factor.  Restricted securities do not constitute a principal investment strategy for the Opportunity Fund and, accordingly, the risk factor has been removed from the Opportunity Fund Principal Investment Risk part of the Summary Section.

4.
Staff Comment:  Please delete the footnotes to each Fund’s Average Annual Total Returns table regarding index descriptions.  We have seen this information moved to the back of the Prospectus and do not object to placing these index descriptions outside of the Summary Section.

Response:  The Company responds by making the requested deletions and instead disclosing this information in the back of the Prospectus, just prior to the Financial Highlights section.

5.
Staff Comment:  Please delete the last sentence in the paragraph that follows each Fund’s Average Annual Total Returns table which states “The Fund’s returns assume the reinvestment of dividends and capital gain distributions, if any”, as this is not permitted by Form N-1A.

Response:  The Company responds by making the requested deletions.

6.
Staff Comment:  Please remove the sentence stating “The “Return After Taxes on Distributions and Sale of Fund Shares” figure is higher than other return figures when a net capital loss occurs upon the redemption of Fund shares.”, which follows the Average Annual Total Returns table, as this does not appear to apply to the Opportunity Fund.

Response:  The Company responds by making the requested deletion.

7.
Staff Comment:  Please delete the paragraph following the table in each Fund’s Summary Section — Management regarding Mr. Howard and Messrs. Gillespie and O’Brien.  It is appropriately placed in Item 10.

Response:  The Company responds by making the requested deletions.

8.
Staff Comment:  In the Summary Section – Purchase and Sale of Fund Shares for each Fund, please delete the following sentence: “Purchases, exchanges and redemptions by telephone are only permitted if you previously established these options on your account.”

Response:  The Company responds by making the requested deletions.

9.
Staff Comment:  Similar to Staff Comment 3, the Opportunity Fund’s Summary Section – Principal Investment Risks references interest rate risk, income risk and credit risk, but there are no correlating references in the Principal Investment Strategies section to a principal strategy which would result in these risks.  Please confirm whether these risks are principal risks of the Fund, and if so, add disclosure to the Principal Investment Strategies section accordingly.

Response:  The Company confirms that these risks are principal risks for the Opportunity Fund.  The Company responds by removing “although such securities are not expected to be a focus of the Opportunity Fund” in the last sentence of the fourth paragraph of the Opportunity Fund’s Summary Section - Principal Investment Strategies.

10.
Staff Comment:  Please confirm whether “Value Investing Risk” is accurate for the Opportunity Fund.  Does the Fund allocate a portion of its assets to value securities?  Please ensure that the Fund’s Principal Investment Strategies appropriately disclose this as a principal investment strategy if “Value Investing Risk” is a principal risk of the Fund.

Response:  The Company responds by directing the Staff’s attention to the third and fourth paragraphs in the Opportunity Fund’s Summary Section - Principal Investment Strategies which addresses this.

Statement of Additional Information (“SAI”)

11.
Staff Comment:  It does not appear that the Funds have a fundamental policy to address Section 8(b)(1) – concentrating investments in a particular industry or group of industries.  Because this is not currently a fundamental policy, please provide an undertaking in your response that the next time a proxy statement applicable to the Funds is filed by the Company with the SEC that it will include a proposal requesting shareholders make this a fundamental policy of the Funds.  In the meantime, please add a non-fundamental policy to address concentrating investments in a particular industry or group of industries.

Response:  The Company responds by directing the Staff’s attention to Fundamental Policy number 4 on page 2 of the SAI which states: “As a matter of fundamental policy, the Funds may not: Invest more than 25% of the value of its assets in a particular industry (except that U.S. government securities are not considered an industry).”

If you have any additional questions or require further information, do not hesitate to contact me at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Vice President
U. S. Bancorp Fund Services, LLC